NATHAN’S FAMOUS, INC.
One Jericho Plaza
Jericho, New York  11753

March 22, 2011

Via Edgar

United States Securities and
  Exchange Commission
Washington, DC  20549

RE:	Nathan’s Famous, Inc.
Form 10-K for fiscal year ended March 28, 2010
Filed June 11, 2010
File No. 000-03189

Ladies and Gentlemen:

The following are the responses to the comments of the staff of the Securities and Exchange Commission (the “Commission”) in its letter of March 9, 2011, in connection with the above-referenced filing by Nathan’s Famous, Inc. (“Nathan’s,” the “Company,” “we,” “us” or “our”).  The numbers of the responses and the headings set forth below correspond to the numbered comments and headings in the March 9, 2011 letter from the staff.

Form 10-K

Item 1A.  Risk Factors, page 17

1.
In response to the staff’s comment, please be advised that in future filings we will delete the second sentence in the second paragraph of the Risk Factors section to make clear that all known material risks are discussed therein and will delete the language “or that it currently believes to be immaterial.”

Item 10.  Directors, Executive Officers and Corporate Governance, page 51

2.	In response to the staff’s comment, please be advised that in future filings, we will
•	revise the first paragraph of the referenced section to incorporate by reference the discussion under the caption “Management” in our definitive proxy statement
•	similarly revise our disclosure in Item 11. Executive Compensation to clarify that all of the disclosure required by Item 402 of Regulation S-K is incorporated by reference into our Form 10-K

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 22

Current Executive Compensation Program Elements; Base Salaries, page 25

3.
Please be advised that the Compensation Committee believes that, based on the evolution of the Company’s business model, there are no companies that are appropriate peers for the purpose of performing a benchmark analysis.  Accordingly, in future filings, the Company will clarify that the Compensation Committee has not engaged in benchmarking and does not intend to do so in the future.  To that end, the Company will delete all references to competitive companies or data that could imply that the Company engages in benchmarking.

Summary Compensation Table, page 30

4.
In response to the staff’s comment, please be advised that in future filings, the Company will disclose in a footnote to the options awards column of the Summary Compensation Table all assumptions made in the valuation by reference to a discussion of the assumptions in the Company’s financial statements, footnotes to the financial statements, or discussion in the Management’s Discussion and Analysis section.

* * * * *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments.  We trust that these responses are sufficient for your purposes.  However, if you have any further questions or comments, please feel free to contact me.

Sincerely,

/s/ Ronald DeVos
Ronald DeVos
Chief Financial Officer